Subsidiaries of the Company
Exhibit 21.1

Atlanta Motor Speedway, Inc., a Georgia corporation
Bristol Motor Speedway, Inc., a Tennessee corporation
Charlotte Motor Speedway, Inc. (CMS), a North Carolina corporation
Las Vegas Motor Speedway LLC, a Nevada limited liability corporation
SPR Acquisition Corporation d/b/a Sears Point Raceway, a California corporation Texas Motor Speedway, Inc., a Texas corporation
Speedway Systems LLC d/b/a Finish Line Events, a North Carolina limited liability corporation
600 Racing, Inc. (wholly owned subsidiary of CMS), a North Carolina corporation INEX Corporation (wholly owned subsidiary of CMS), a North Carolina corporation The Speedway Club, Inc. (wholly owned subsidiary of CMS), a North Carolina corporation
Oil-Chem Research Corporation, an Illinois corporation
Speedway Funding Corporation, a Delaware corporation
Sonoma Funding Corporation, a California corporation